EXHIBIT 12(a)

CLECO CORPORATION
Computation of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Unaudited)

(Thousands, except ratios)	For the three months ended		For the nine months ended		For the twelve months ended	
			September 30, 2004			
Earnings from continuing operations	$ 27,689		$ 52,314		$ 47,332	
Income taxes	16,500		29,950		25,848	
Earnings from operations before income taxes	$ 44,189		$ 82,264		$ 73,180	
Fixed charges:						
Interest, long-term debt	$ 10,632		$ 36,310		$ 51,395	
Interest, other (including interest on short-term debt)	626		2,250		4,193	
Amortization of debt expense, premium, net	806		2,517		3,460	
Portion of rentals representative of an interest factor	86		259		336	
Total fixed charges	$ 12,150		$ 41,336		$ 59,384	
Earnings from continuing operations before income taxes	$ 44,189		$ 82,264		$ 73,180	
Plus: total fixed charges	12,150		41,336		59,384	
Plus: amortization of capitalized interest	102		383		564	
Earnings from continuing operations before income taxes and fixed charges	$ 56,441		$ 123,983		$ 133,128	
Ratio of earnings to fixed charges	4.65	x	3.00	x	2.24	x
Total fixed charges from above	$ 12,150		$ 41,336		$ 59,384	
Preferred stock dividends	110		1,221		1,260	
Total fixed charges and preferred stock dividends	$ 12,260		$ 42,557		$ 60,644	
Ratio of earnings to combined fixed charges and preferred stock dividends	4.60	x	2.91	x	2.20	x